FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 2) PLC
 Profit & Loss Account
 Period ended 15 October 2002

                                                 This Quarter     Prior Quarter
                                                  (pound)'000       (pound)'000

 Interest receivable - Inter-company loan              18,738            26,299

                                              ----------------------------------
Interest receivable - Cash deposits                    18,738            26,299

 Interest payable - Notes                            (18,738)          (26,299)

                                              ----------------------------------
Interest payable                                     (18,738)          (26,299)

                                              ----------------------------------
 Net operating income                                       -                 -

 Other income                                              44                49
 Operating expenses                                      (44)              (47)

                                              ----------------------------------
 Profit on ordinary activities before taxation              -                 2

 Taxation                                                   -                 -

                                              ----------------------------------
 Profit on ordinary activities after taxation               -                 2

 Dividend                                                   -                 -

 Retained profit brought forward                            4                 2

                                              ----------------------------------
 Retained profit carried forward                            4                 4
                                              ==================================

 Holmes Financing (No. 2) PLC
 Balance Sheet
 Period ended 15 October 2002

                                                                    (pound)'000

 Fixed asset investments
 Loans to Funding                                                     1,641,058

 Current assets
 Sundry debtors                                           63
  Cash at bank                                             6
                                                  -------------
                                                          69
                                                  -------------

 Creditors: Amounts falling due within one year
 Sundry creditors                                         51
 Taxation                                                  1
                                                  -------------
                                                          52
                                                  -------------

 Net current assets                                                          17

                                                               ----------------
 Total assets less current liabilities                                1,641,075

 Creditors: Amounts falling due
 after more than one year
 Amounts due to noteholders                                           1,641,058

                                                               ----------------
 Net assets                                                                  17
                                                               ================

 Capital and reserves                                                        13
 Share capital                                                                4
                                                               ----------------
Reserves                                                                     17
                                                               ================


Holmes Financing (No. 2) PLC
 Notes Outstanding
 Period ended 15 October 2002
                                        Series 1 Class A   Series 2 Class A    Series 3 Class A   Series 4 Class A

 Moody's current rating                              Aaa                Aaa                 Aaa                Aaa
 S&P current rating                                  AAA                AAA                 AAA                AAA
 Fitch Ratings current rating                        AAA                AAA                 AAA                AAA

                                        Series 1 Class B   Series 2 Class B    Series 3 Class B   Series 4 Class B

 Moody's current rating                              Aa3                Aa3                 Aa3                Aa3
 S&P current rating                                   AA                 AA                  AA                 AA
 Fitch Ratings current rating                         AA                 AA                  AA                 AA

                                        Series 1 Class C   Series 2 Class C    Series 3 Class C   Series 4 Class C

 Moody's current rating                             Baa2               Baa2                Baa2               Baa2
 S&P current rating                                  BBB                BBB                 BBB                BBB
 Fitch Ratings current rating                        BBB                BBB                 BBB                BBB

                                        Series 1 Class A   Series 2 Class A    Series 3 Class A   Series 4 Class A
                                                       $                  $             (pound)             (euro)

 Initial note balance                      1,000,000,000      1,000,000,000         500,000,000        500,000,000
 Previous quarter's note principal                     -      1,000,000,000         500,000,000        500,000,000
 Note redemptions                                      -                  -                   -                  -
 Outstanding note principal                            -      1,000,000,000         500,000,000        500,000,000

                                        Series 1 Class B   Series 2 Class B    Series 3 Class B   Series 4 Class B
                                                       $                  $             (pound)             (euro)

 Initial note balance                         37,000,000         37,000,000          19,000,000         21,000,000
 Previous quarter's note principal            37,000,000         37,000,000          19,000,000         21,000,000
 Note redemptions                           (37,000,000)                  -                   -                  -
 Outstanding note principal                            -         37,000,000          19,000,000         21,000,000

                                        Series 1 Class C   Series 2 Class C    Series 3 Class C   Series 4 Class C
                                                       $                  $             (pound)             (euro)

 Initial note balance                         49,000,000         49,000,000          25,000,000         35,000,000
 Previous quarter's note principal            49,000,000         49,000,000          25,000,000         35,000,000
 Note redemptions                           (49,000,000)                  -                   -                  -
 Outstanding note principal                            -         49,000,000          25,000,000         35,000,000

                                        Series 1 Class A   Series 2 Class A    Series 3 Class A   Series 4 Class A

 Note interest margins                                 9                 18                  24                 27
 Step up dates                                       N/A         16/10/2007          16/10/2007         16/10/2007
 Step up margins                                     N/A                                                        54
                                                                         36                  48

                                        Series 1 Class B   Series 2 Class B    Series 3 Class B   Series 4 Class B

 Note interest margins                                35                 44                  45                 50
 Step up dates                                16/10/2007         16/10/2007          16/10/2007         16/10/2007
 Step up margins                                     135                144                 145                150

                                        Series 1 Class C   Series 2 Class C    Series 3 Class C   Series 4 Class C

 Note interest margins                               120                135                 150                160
 Step up dates                                16/10/2007         16/10/2007          16/10/2007         16/10/2007
 Step up margins                                     220                235                 250                260

 Interest payment cycle               Quarterly
 Interest payment date                15th or next business day
 Next interest payment date           15/01/2003

 Liquidity facility limit             (pound)    25,000,000
 Liquidity facility drawn                               Nil
 Liquidity facility available         (pound)    25,000,000


Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2002


                                                  This Quarter    Prior Quarter
                                                   (pound)'000      (pound)'000

 Interest receivable - Mortgages                       255,177          262,046
 Interest receivable - Cash Deposits                     3,123            2,980
                                                 -------------------------------
                                                       258,300          265,026

 Interest payable - Mortgages                        (255,177)        (262,046)
 Interest payable - Cash Deposits                      (3,123)          (2,980)
                                                 -------------------------------
                                                     (258,300)        (265,026)
                                                 -------------------------------
 Net operating income                                        -                -

 Fees receivable                                        3,169            3,109
 Fees payable                                          (3,169)          (3,109)

 Operating expenses                                    (3,318)          (3,659)
 Provision charges                                          32          (1,631)

 Other income                                            3,286            5,290
                                                 -------------------------------
 Profit on ordinary activities before taxation              -                 -

 Taxation                                                   -                 -

                                                 -------------------------------
 Profit on ordinary activities after taxation               -                 -

 Dividend                                                   -                 -

 Retained profit brought forward                            -                 -

                                                 -------------------------------
 Retained profit carried forward                            -                 -
                                                 ===============================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                    (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                      18,519,449

 Current assets                                           603
 Bank interest receivable                             160,584
 Cash at bank                                           8,957
 Other debtors                                         47,259
                                                 ---------------
Amounts due from Funding
                                                      217,403
                                                 ---------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                               (217,377)
 Sundry creditors                                         (26)
                                                 ---------------
                                                     (217,403)
                                                 ---------------

 Net current assets                                                           -
                                                                ----------------
 Total assets less current liabilities                               18,519,449

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                     (8,017,916)
 Funding share of mortgage loans                                   (10,501,533)

                                                                ----------------
 Net assets                                                                   -
                                                                ================

 Capital and reserves                                                         0
 Share capital ((pound)2)                                                     0
                                                                ----------------
 Reserves                                                                     0
                                                                ================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                               This Quarter     Prior Quarter
                                                (pound)'000       (pound)'000

 Interest receivable - Mortgages                    128,128           145,262
 Interest receivable - Cash Deposits                  5,335             9,719
                                            ----------------------------------
                                                    133,463           154,981

 Interest payable - Inter-company loans           (120,641)         (132,756)
 Interest payable - Start up loans                    (662)             (656)
                                            ----------------------------------
                                                  (121,303)         (133,412)
                                            ----------------------------------
 Net operating income                                12,160            21,569

 Other income                                         3,630             3,926

 Operating expenses                                 (5,005)           (6,111)
 Deferred consideration                            (10,742)          (20,592)
                                            ----------------------------------
 Profit/(loss) on ordinary
activities before taxation                               43           (1,209)

 Taxation                                               (4)               (7)

                                            ----------------------------------
 Profit/(loss) on ordinary activities
 after taxation                                          39           (1,216)

 Dividend                                                 -                 -

 Retained profit/(loss) brought forward             (4,079)           (2,862)
                                            ----------------------------------
 Retained profit/(loss) carried forward             (4,040)           (4,079)
                                            ==================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                   (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                   10,501,533

 Current assets
 Deferred expenditure (costs of securing)            23,383
 Cash at bank:
      Reserve funding                               185,000
      Transaction account                             2,148
      Funding GIC account                            57,992
                                                  ------------
                                                    268,523
                                                  ------------

 Creditors: Amounts falling due within one year
 Deferred consideration creditor                    108,573
 Interest payable accrual                             4,908
 Amounts due to Trustee                              47,259
 Sundry creditors                                       932
 Taxation                                                16
                                                  ------------
                                                    161,688
                                                  ------------

 Net current assets                                                   106,835
                                                              ----------------
 Total assets less current liabilities                             10,608,368

 Creditors: Amounts falling due
 after more than one year
 Inter-company loans                                             (10,556,058)
 Start up loans                                                      (56,350)
                                                              ----------------
 Net assets                                                           (4,040)
                                                              ================

 Capital and reserves
 Share capital ((pound)2)
                                                                            -
 Reserves                                                             (4,040)
                                                              ----------------
                                                                      (4,040)
                                                              ================

 Holmes Funding Limited
 First Issuer Notes to Balance Sheet
 Period ended 15 October 2002

                                                  (pound)'000
 Balance on cash accumulation ledger                      Nil
                                             ================


 Available credit enhancement

 First reserve fund at closing                        185,000
                                             ----------------

 Initial closing first reserve funds                  185,000
 Drawings to make bullet repayment                          -
 Other drawings                                             -
 Transfers from revenue receipts                            -
                                           ------------------
 Closing first reserve balance                        185,000
                                           ------------------

 Target first reserve funds                           185,000
                                             ================


 Principal deficiency ledger            AAA                AA               BBB

 Opening PDL balance                    Nil               Nil               Nil
 Losses this quarter
                                         -                 -                 -
 PDL top up from revenue income
                                         -                 -                 -
                                       ----------------------  ----------------
 Closing PDL balance                    Nil               Nil               Nil
                                       ======================  ================


 Start up loan outstanding

 Initial balance
                                                      56,350
                                             ----------------

 Initial closing outstanding                          13,000
 Second start up loan                                 13,250
 Third start up loan                                  17,500
 Fourth start up loan                                  7,500
 Fifth start up loan                                   5,100
 Accrued interest                                      4,908
 Repayments made                                           -
                                           ------------------
 Closing balance                                       61,258
                                           ==================


 Funding Liquidity facility

 Liquidity facility limit                              25,000
 Liquidity facility drawn                                   -
 Liquidity facility available                          25,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 2) PLC


         Dated: 11th November 2002                   By  /s/  Peter Lott
                                                       ----------------------
                                                       (Authorised Signatory)